

Mail Stop 3561

August 14, 2015

Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 W. 69th Street
Sioux Falls, South Dakota 57108

> **Re:** **NorthWestern Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 12, 2015**
> **Form 8-K Filed July 28, 2015**
> **File No. 1-10499**

Dear Mr. Rowe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(3) Hydro Transaction, page F-13

1. Please explain to us why you expensed the legal and professional fees associated with the transaction in light of the guidance in ASC 805-50-30-1, which states that assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition.

(13) Income Taxes, page F-16

2. Please tell us how unrecognized tax benefits are classified in the consolidated balance sheets including the amounts included in current and non-current liabilities.

(21) Segment and Related Information, page F-47

3. We note that you generate revenues from sale of electricity and gas, distribution of electricity and gas, transmission of electricity, regulation services and other sources. Please tell us why you did not provide the disclosures in ASC 280-10-50-40.

Form 8-K filed July 28, 2015

Exhibit 99.1

4. Please explain to us why you present full non-GAAP statements of operations in reconciling GAAP earnings to adjusted earnings in investor slide and call presentations and why you believe presentation of full non-GAAP statements of operations does not attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the staff's Compliance & Disclosure Interpretation regarding non-GAAP Financial Measurers available on our website at http://.sec.gov/divisions/vorpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products